KH 2/14

RECEIVED
SEC MAIL PROCESSING SECTION
JAN 28 2011
WASH, D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2009 (MM/DD/YY) AND ENDING 11/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barclay Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street, 16th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen (212) 371-3634
(Area Code- Telephone Number)

11015562

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

KH 2/15

OATH OR AFFIRMATION

I, Beate Bolen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NATALIE CARTER
Notary Public - State of New York
NO. 01CA6196405
Qualified in New York County
My Commission Expires 11-17-12

Natalie Carter
Notary Public

Beate Bolen
BEATE BOLEN
Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Board of Directors
Barclay Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the "Company") as of November 30, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (the "CEAct"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and under the CEAct. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
January 25, 2011

Barclay Investments, Inc.

Statement of Financial Condition
November 30, 2010

ASSETS	
Cash and Cash Equivalents	$ 1,573,413
Receivable From Broker-Dealers	628,411
Investments	999,761
Other Accounts Receivable	128,631
Property and Equipment, Net	582,364
Prepaid Expenses and Other Assets	98,177
Prepaid Tax Deposits	69,444
Total assets	$ 4,080,201
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Commissions and salaries payable	$ 632,904
Accounts payable and other accrued expenses	412,007
Deferred tax liability	2,100
Income taxes payable	78,325
Total liabilities	1,125,336
Commitments	
Stockholders' Equity:	
Common stock - $.10 par value	92,257
Additional paid-in capital	1,847,869
Retained earnings	1,798,828
Total stockholders' equity	3,738,954
Treasury Stock, 397,166 shares at cost	(784,089)
Net stockholders' equity	2,954,865
Total liabilities and stockholders' equity	$ 4,080,201

See Notes to Financial Statements.

Barclay Investments, Inc.

Statement of Income
Year Ended November 30, 2010

Revenue:	
Net gain from riskless principal transactions	$ 8,266,636
Interest and dividends	9,191
Other revenue	57,941
Total revenue	8,333,768
Trading Expenses:	
Commissions	4,075,935
Clearing fees	5,904
Total trading expenses	4,081,839
Operating Expenses:	
Compensation and benefits	1,527,668
Rent	208,305
Travel and entertainment	230,005
Communications and telephone	80,481
Supplies and postage	24,151
Insurance	10,396
Regulatory fees	66,872
Information systems	335,282
Professional fees	159,402
Depreciation and amortization	102,215
Other operating expenses	142,985
Contributions	50,254
Total operating expenses	2,938,016
Income before provision for income taxes	1,313,913
Provision for Income Taxes	71,585
Net income	$ 1,242,328

See Notes to Financial Statements.

Barclay Investments, Inc.

Statement of Changes in Stockholders' Equity
Year Ended November 30, 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, December 1, 2009	$ 92,257	$ 1,847,869	$ 1,456,500	$ (784,089)
Net Income	-	-	1,242,328	-
Dividends Paid	-	-	(900,000)	-
Balance, November 30, 2010	$ 92,257	$ 1,847,869	$ 1,798,828	$ (784,089)

See Notes to Financial Statements.

Barclay Investments, Inc.

Statement of Cash Flows
Year Ended November 30, 2010

Cash Flows From Operating Activities:	
Net income	$ 1,242,328
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	102,215
Loss on disposition of property and equipment	107
Change in operating assets and liabilities:	
Receivable from broker-dealers	362,798
Investment in Treasury Bills	(999,761)
Other accounts receivable	(128,131)
Prepaid expenses and other assets	(8,226)
Prepaid tax deposits	(21,474)
Deferred tax liability	(6,000)
Commissions and salaries payable	73,750
Accounts payable and other accrued expenses	72,810
Income taxes payable	2,325
Net cash provided by operating activities	692,741
Cash Flows Used in Investing Activity - purchases of property and equipment	(144,365)
Cash Flows Used in Financing Activity - dividends paid	(900,000)
Net decrease in cash and cash equivalents	(351,624)
Cash and Cash Equivalents:	
Beginning	1,925,037
Ending	$ 1,573,413
Supplemental Disclosure of Cash Flow Information:	
Taxes paid	$ 93,835

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Organization: Barclay Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

Operations: All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agent. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

As of November 1, 2010, the Company has switched to a new clearing firm. Industrial and Commercial Bank of China Financial Services LLC ("ICBC-US"), a U.S.-registered broker-dealer, assumed the Fortis Securities, LLC clearing business. The Company has entered into a new clearing agreement with ICBC-US. The fee and commission schedules are similar, and there is not expected to be any significant impact on the financial statements.

Depreciation and Amortization: For financial statement purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease.

Statement of Cash Flows: For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three-month or less maturity upon acquisition to be cash equivalents.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company has defined cash equivalents as highly liquid investments with an original maturity of three months or less.

Revenue and Expense Recognition: Securities transactions and the related revenue and expenses are recorded on a trade-date basis.

Income Taxes: The Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the shareholders. Accordingly, there is no federal tax included in the provision for income taxes. The Company is, however, subject to minimal state taxes and New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended November 30, 2010, management has determined that there are no uncertain tax positions.

Note 1. Summary of Significant Accounting Policies (Continued)

Monetary Risk: The Company maintains its cash in bank deposit accounts and certificates of deposit which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

Concentration of Business: Approximately 15% of the Company's gross revenues and related commission expenses for the year ended November 30, 2010 came from business transacted with one customer. Loss of this customer would have a significant impact on the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company follows accounting standards established by the FASB to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC." The Codification is effective for periods ending on or after September 15, 2009.

Note 2. Fair Value Measurements

FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments represent Treasury Bills which are considered Level 1, measured at fair value based on quoted price.

Note 3. Other Accounts Receivable

Most of the other accounts receivable represent a loan by an employee that bears interest at a 1½% rate per annum. Accordingly, the fair value of the loan receivable approximates the carrying amount. The interest charge on the loan for the year ended November 30, 2010 is $247.

Note 4. Receivable From Broker-Dealers

The clearing and depositary operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2010, substantially all of the receivable from broker-dealers as reflected in the statement of financial condition are deposits with and net gain from riskless principal transactions receivable from this broker.

The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customers' accounts introduced by the Company. As of November 30, 2010, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 358,215
Leasehold improvements	547,853
	906,068
Less accumulated depreciation and amortization	(323,704)
Property and equipment, net	$ 582,364

Note 6. Stockholders' Equity

A summary of common stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

Upon termination of a shareholder's employment with the Company for any reason (the "Qualifying Call Event"), such shareholder shall be required to offer for sale to the Company all shares owned (the "Corporate Call Option").

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA FOCUS Reporting requirements.

Note 7. Retirement Plans

Defined Contribution Retirement Plan: During the year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions which are discretionary immediately after the contribution is made. The Company profit-sharing contribution to the plan for the year ended November 30, 2010 was $66,581.

Note 8. Commitments

During the year ended November 30, 2008, the Company entered into a lease for office space on the 16th floor at 254 West 54th Street in New York, New York. The lease contains a provision for escalating annual rentals and expires June 5, 2015. During the year ended November 30, 2010, the Company entered into a lease extension for this office space for escalating annual rentals of 3% that expires January 31, 2017.

During the year ended November 30, 2009, the Company entered into a three-year lease for office space in Santa Monica, California. The lease contains a provision for escalating annual rentals and expires June 30, 2012.

During the year ended November 30, 2010, the Company entered into a lease for office space on the 17th floor at 254 West 54th Street in New York, New York. The lease contains a provision for escalating annual rentals of 3% and expires January 31, 2017. The Company has entered into a sublease agreement with Olivetree Securities for them to rent the office space from the Company for an amount equal to the monthly rent payment due to the landlord and expiring January 31, 2017.

Future minimum lease payments under noncancelable operating leases are as follows:

Year ending November 30,	
2011	$ 270,551
2012	259,354
2013	233,820
2014	243,781
2015	251,095
Thereafter	302,408
	$ 1,561,009

Note 9. Provision for Income Taxes

The components of the provision for income taxes are as follows:

Current:	
State and local	$ 77,585
Deferred:	
State and local	(6,000)
Total provision for income taxes	$ 71,585

Note 10. Aggregate Indebtedness and Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2010, the Company had net capital of $2,032,002, which was in excess of its required net capital by $1,956,980. The Company's ratio of aggregate indebtedness to net capital at November 30, 2010 was 0.5538 to 1.

Note 11. Capital Withdrawals/Assignments

The Company's policy is to distribute to shareholders any earnings in excess of regulatory requirements and working capital needs. There were distributions which have been approved by the board of directors and distributed for the year ended November 30, 2010 in the amount of $900,000. There were no distributions which have been approved by the board of directors after November 30, 2010.

There was a purchase of 15,762 shares of common stock from a current shareholder on January 1, 2010 by one new shareholder and one current shareholder.

There was a purchase of 32,838 shares of common stock from a current shareholder on June 1, 2010 by two new shareholders.

Note 12. Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which was January 25, 2011.

Barclay Investments, Inc.

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.10
November 30, 2010

Net Capital:		
Total stockholders' equity from statement of financial condition	$	2,954,865
Deductions and/or Charges:		
Total nonallowable assets from statement of financial condition		(912,865)
		2,042,000
Net capital before haircuts on securities positions		2,042,000
Haircuts on Securities Positions:		
Trading and investment securities:		
Treasury Bills		(9,998)
Net capital	$	2,032,002
Computation of Net Capital Requirement Minimum Net Capital Required (6-2/3% of aggregate indebtedness)	$	75,022
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	45,000
Excess Net Capital	$	1,956,980
Excess Net Capital at 1000%	$	1,919,469
Ratio of Aggregate Indebtedness to Net Capital		0.5538
Reconciliation with Company's Computation (included in Part II of Form X-17a-5(d) as of November 30, 2010):		
Net Capital as Reported	$	2,032,002
Net Capital as Adjusted	$	2,032,002
Nonallowable Assets:		
Other accounts receivable	$	128,631
Property and equipment, net		582,364
Prepaid expenses and other assets		98,177
Prepaid tax deposits		69,444
Chase CD for lease security deposit		34,073
Petty Cash		176
Total nonallowable assets	$	912,865
Aggregate Indebtedness:		
Commissions and salaries payable	$	632,904
Accounts payable and other accrued expenses		412,007
Deferred tax liability		2,100
Income taxes payable		78,325
	$	1,125,336

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part IIA filing.

Barclay Investments, Inc.

Supplementary Information

Schedule II - Statement Regarding Exemption From Reporting Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

---

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17 CFR 240.15c3(k)(2)(ii).

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers who carry all of the accounts of such customers.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

Barclay Investments, Inc.

Supplementary Information

Schedule IV - Segregation Requirements and Funds in Segregation

Amount required to be segregated	None
Total amount segregated	None
Excess funds in segregation	None

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report on Internal Control

To the Board of Directors
Barclay Investments, Inc.
New York, New York

In planning and performing our audit of the financial statements of Barclay Investments, Inc. (the "Company") as of and for the year ended November 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at November 30, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 or regulation 1.16 of the CFTC in their regulation of registered broker-dealers and introducing brokers, and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
January 25, 2011

Barclay Investments, Inc.

Report Pursuant to Rule 17a-5(d) and Regulation 1.10

November 30, 2010

Barclay Investments, Inc.

Independent Auditor's Supplementary Report
on SIPC Assessments

November 30, 2010

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 28 2011
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2009 (MM/DD/YY) AND ENDING 11/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barclay Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street, 16th Floor

(No. and Street)

New York | NY | 10019

(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen | (212) 371-3634

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, | New York, | NY | 10036

(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Beate Bolen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NATALIE CARTER
Notary Public - State of New York
NO. 01CA6196405
Qualified in New York County
My Commission Expires 11-17-12

Natalie Carter
Notary Public

Beate Bolen
Signature

BEATE BOLEN
CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

McGladrey

To the Board of Directors
Barclay Investments, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2010, which were agreed to by Barclay Investments, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended November 30, 2010 with the amounts reported in Form SIPC-7 for the year ended November 30, 2010;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, if any.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with the applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Barclay Investments, Inc. taken as a whole.

McGladrey & Pullen, LLP

New York, New York
January 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-016935 FINRA NOV 4/13/1972
BARCLAY INVESTMENTS INC
254 WEST 54TH ST 16TH FLOOR
NEW YORK, NY 10019

RECEIVED
NOV 19 2010
BY:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

BEATE BOLEN 212-371-3634

2. A. General Assessment (item 2e from page 2) $ 20,334.31

B. Less payment made with SIPC-6 filed (exclude interest) (10,810.27)

6-9-2010
Date Paid

C. Less prior overpayment applied (150.56)

5476

D. Assessment balance due or (overpayment) 9,373.48

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,373.48

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,373.48

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BARCLAY INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

Beate Bolen
BEATE BOLEN
(Authorized Signature)

CFO
(Title)

Dated the 22 day of DEC, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning DEC 1, 2009 and ending NOV 30, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 8,325,367.54
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		(8660.11)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		(182,985.16)
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		-0-
Total deductions		(191,645.27)
2d. SIPC Net Operating Revenues		$ 8,133,722.27
2e. General Assessment @ .0025		$ 20,334.31
		(to page 1, line 2.A.)